SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: August 29, 2013

Press Release

Eltek Reports Record Revenues for Second
Quarter of 2013

•	$12.4 Million in Revenues
•	Net Income of $339,000

PETACH-TIKVA, Israel, August 29, 2013 (NASDAQ:ELTK) - Eltek Ltd., the leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its results for the second quarter of 2013.

Revenues for the quarter ended June 30, 2013 were $12.4 million, compared to revenues of $11.5 million in the second quarter of 2012.

Gross Profit for the second quarter of 2013 was $2.1 million (17% of revenues), compared to gross profit of $1.9 million (17% of revenues) in the second quarter of 2012.

Operating Profit for the second quarter of 2013 was $491,000 compared to the operating profit of $465,000 in the second quarter of 2012.

 Net Profit for second quarter of 2013 was $339,000 or $0.05 per fully diluted share, compared to net profit of $351,000 or $0.05 per fully diluted share in the second quarter of 2012.

First six months of 2013:

Revenues for the first six months of 2013 were $24.8 million compared to revenues of $23.5 million recorded in the first six months of 2012.

Gross profit for the first six months of 2013 was $3.9 million (16% of revenues) compared to gross profit of $4.2 million (18% of revenues) in the first six months of 2012.

Operating profit for the first six months of 2013 was $721,000 compared to operating profit of $1.2 million in the first six months of 2012.

Net profit for the first six months of 2013 was $465,000 or $0.07 per fully diluted share, compared to net profit of $877,000, or $0.13 per fully diluted share, in the first six months of 2012.

EBITDA:

In the quarter ended June 30, 2013, Eltek had EBITDA of $932,000 compared to EBITDA of $928,000 in the second quarter of 2012.

In the first six months of 2013, Eltek had EBITDA of $1.5 million compared to EBITDA of $2.1 million in the first six months of 2012.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "For three consecutive quarters Eltek has seen growing demand from its current customer base, but production capacity constraints prevented the full exploitation of this potential. Our customers continue to see the value proposition of our products and have a great deal of trust in our company. Specifically, in our local market, we have seen greater interest from our local customers, reflecting the continued market recognition of our high quality and reliable products."

"We are pleased with Nistec's decision to invest in Eltek. This significant investment is an important validation of our vision and achievements and will support our long-term growth plans. This investment will enable Eltek to fully realize its growth potential as well as other opportunities in the diverse markets we serve," Mr. Reichart concluded.

Amnon Shemer, Chief Financial Officer of Eltek added: “The record revenues in this quarter and the ten consecutive quarters of profitability, demonstrate Eltek's potential for growth and profitability, which we could not fully capitalize on due to the lack of capital expenditures. We believe that Nistec's capital investment in the Company will enable us to invest in sophisticated manufacturing equipment, which is expected to assist us in growing the business of manufacturing high-end products and improve production efficiency. We believe that such investments will not only increase revenues but also improve gross margins and net income."

"In addition, the capital infusion into the Company will improve our cash position and strengthen our balance sheet through increasing shareholders’ equity," Mr. Shemer concluded.

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

Revenues	12,350	11,533	24,803	23,512
Costs of revenues	(10,256)	(9,620)	(20,920)	(19,277)

Gross profit	2,094	1,914	3,882	4,235

Selling, general and administrative expenses	(1,603)	(1,449)	(3,161)	(3,054)

Operating profit (loss)	491	465	721	1,181

Financial income (expenses), net	(144)	(98)	(244)	(266)

Profit (loss) before other income, net	347	367	477	916

Other income, net	(7)	0	(10)	0

Profit (loss) before income tax expenses	340	367	466	916

Income tax (expenses), net	(9)	(21)	(18)	(25)

Net Profit (loss)	331	346	448	890

Net profit (loss) attributable to non controlling interest	(8)	(4)	(17)	14

Net Profit (loss) attributable to controlling interest / Eltek	339	351	465	877

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.05	0.05	0.07	0.13

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	June 30,
	2013	2012
	Unaudited
Assets

Current assets
Cash and cash equivalents	829	1,621
Receivables: Trade, net of provision for doubtful accounts	9,583	7,755
Other	325	321
Inventories	5,647	4,540
Prepaid expenses	262	240

Total current assets	16,646	14,477

Assets held for employees' severance benefits	49	43

Fixed assets, less accumulated depreciation	9,585	7,769

Goodwill	74	497

Total assets	26,354	22,786

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	4,813	5,036
Accounts payable: Trade	7,158	6,335
Related parties	1,523	1,219
Other	4,967	4,087

Total current liabilities	18,461	16,677

Long-term liabilities
Long term debt, excluding current maturities	1,563	503
Employee severance benefits	193	145

Total long-term liabilities	1,756	648

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107	1,384	1,384
Additional paid-in capital	14,328	14,295
Cumulative foreign currency translation adjustments	2,997	2,484
Capital reserve	695	695
Accumulated deficit	(13,370)	(13,521)
Shareholders' equity	6,034	5,337
Non controlling interest	103	124
Total equity	6,137	5,461
Total liabilities and shareholders' equity	26,354	22,786

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended June 30, 2013
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Six months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited		Unaudited

GAAP net Income (loss)	339	351	465	877
Add back items:

Financial (income) expenses, net	143	98	244	266
Income tax (benefit) expense	9	21	18	25
Depreciation	441	459	818	935
Adjusted EBITDA	932	928	1,546	2,102